# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lafayette Square USA, Inc., CIK 0001849089
CUSIP: 50676R108
Title of class of securities: common stock, par value $0.001 per share
Address of issuer's principal executive offices: 175 SW 7TH STREET, UNIT 1911, MIAMI, Florida (FL), 33130
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-077290
Filed by CIK 0001079555

## Reporting persons
- JEFFREY S SKOLL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,202,868; sole dispositive power 0; shared dispositive power 1,202,868; aggregate amount beneficially owned 1,202,868 (4.9% of the class)
- Sequoia Holdings, LLC /DE/: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,202,868; sole dispositive power 0; shared dispositive power 1,202,868; aggregate amount beneficially owned 1,202,868 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Lafayette Square USA, Inc.
Address of issuer's principal executive offices: 175 SW 7TH STREET, UNIT 1911, MIAMI, FL, 33130.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Jeffrey S. Skoll ("Skoll")
Sequoia Holdings, LLC ("Sequoia")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
250 University Avenue, Suite 300
Palo Alto, CA 94301
Citizenship:
Skoll United States
Sequoia Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 1,202,868 shares of common stock held directly by Sequoia. Skoll is the indirect sole member of Sequoia and has sole voting and investment authority over the shares held by Sequoia.
Percent of class:
As of March 31, 2025, each Reporting Person beneficially owned 4.99% of the Issuer's common stock, This percentage is based upon 24,096,013 shares of the Issuer's common stock outstanding as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025.

Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of the Reporting Persons' cover pages have been rounded down to 4.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A Joint Filing Agreement, dated July 5, 2022 (incorporated by reference to the Schedule 13G, filed on July 5, 2022).

## Signatures
- JEFFREY S SKOLL: /s/ Eric Techel, By Eric Techel, Attorney-in-Fact (05/15/2025)
- Sequoia Holdings, LLC /DE/: /s/ Eric Techel, By Eric Techel, Manager (05/15/2025)
- Sequoia Holdings, LLC /DE/: /s/ James G.B. DeMartini,III, By James G.B. DeMartini,III, Manager (05/15/2025)